UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934*

             Patriot Transportation Holding, Inc.

                       (Name of Issuer)

                         Common Stock

                (Title of Class of Securities)


                           70337B102
                        (CUSIP Number)

                      December 31, 2010

    (Date of Event Which Requires Filing of this Statement)

                      Daniel B. Nunn, Jr.
                    Fowler White Boggs P.A.
                     50 North Laura Street
                           Suite 2800
                  Jacksonville, Florida  32202
                         (904) 598-3118

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                          SCHEDULE 13G

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CUSIP No.: 70337B102
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1  NAME OF REPORTING PERSON
   Sarah B. Porter and Cynthia P. Ogden, as trustees for the separate trust for Sarah B. Porter created under the Cynthia L'Engle Baker Trust U/A/D April 30, 1965.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [   ]
                                                        (b) [X]
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
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                                5  SOLE VOTING POWER
      	                                304,637
NUMBER OF SHARES		------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			            0
     EACH			------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON				304,637
     WITH			------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                            0
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   304,637
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [   ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.87%
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12  TYPE OF REPORTING PERSON
      OO/IN  [Confirm]
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Item 1.

	(a)	The name of the Issuer is Patriot Transportation
Holding, Inc.

	(b)	The Issuer's principal executive offices are
located at 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202.

Item 2.

	(a)	This Schedule 13G is filed on behalf of Sarah B. Porter
and Cynthia P. Ogden, as trustees for the separate trust (the "SBP Trust") for Sarah B. Porter created under the Cynthia L'Engle Baker Trust U/A/D April 30, 1965 (the "CLB Trust").

	(b)	The principal executive offices of the SBP Trust are
located at 1165 5th Avenue, #10-D, New York, NY 10029.

	(c)	The Cynthia L'Engle Baker Trust (the "CLB Trust") was
organized as a Florida trust on April 30, 1965. The SBP Trust was created as a separate trust under the CLB Trust on November 8, 2007.

	(d)	This Schedule 13G relates to the common stock of the
Issuer, par value $.10 per share. Subsequent to December 31, 2010, the Issuer's common stock was split 3-for-1. Because the stock split had not taken place as of December 31, 2010, the numbers pertaining to the common stock contained in this Schedule 13G do not give effect to the stock split.

	(e)	The CUSIP number of the common stock is 70337B102.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	SBP Trust:			304,637

		Total:					304,637 shares

	(b)	Percent of class:

		1)	SBP Trust:			9.87%

		Total:					9.87%


	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			1)	SBP Trust:		304,637

			Total:				304,637

		(ii)	Shared power to vote or to direct the vote:

			1)	SBP Trust:		      0

			Total:				      0

		(iii)	Sole power to dispose or to direct the
                        disposition of:

			1)	SBP Trust:	        304,637

			Total:	 			304,637

		(iv)	Shared power to dispose or to direct the
                        disposition of:

			1)	SBP Trust:		      0

			Total:	 		              0

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.  Notice of Dissolution of Group.

	Not applicable.

Item 10.  Certification.

	Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: January 31, 2011


				/s/ Cynthia P. Ogden
				___________________________________
				Cynthia P. Ogden, as Trustee